Fay Matsukage
8480 E. Orchard Road, Ste. 2000, Greenwood Village, CO 80111
Phone: 720.306.1001 — E-Mail: fay@doidalaw.com — Web: www.doidalaw.com

January 2, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission

Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:         American Gas & Technology Limited Partnership
Amendment No. 2 to
Offering Statement on Form 1-A
Filed December 13, 2017
File No. 024-10676

Dear Ms. Ransom:

On behalf of American Gas & Technology Limited Partnership (the “Company”) Amendment No. 3 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated December 20, 2017, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

Amendment to Form 1-A, Filed December 13, 2017

Part II

Financial Statements

Statements of Cash Flows, page F-6

1.
We note your response to comment 4.  Your disclosures in Note 4 on page F-10 indicate that your founder contributed fixed assets and made a partner contribution valued at $296,901.  Please confirm to us, if true, that the $198,796 reflected in your statements of cash flows as a Partner Capital Contribution represents the contribution of cash by your founder.  If otherwise, please revise your statements of cash flows to reflect any non-cash contributions within non-cash activities or advise us in detail why you believe no revision is required.  Please also apply this comment to your statement of cash flows for the interim period ended June 30, 2016 on page F-15.  Please refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1, 55-11 and 55-15.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
January 2, 2018

Response:  The Company hereby confirms that the $198,796 reflected in its statement of cash flows for the year ended December 31, 2016 was a contribution of cash by its founder.  Note 4 on page F-10 has been revised to clarify this.  Please note that while Raymon Tate made most of the partner contributions, others made contributions as well as reflected in the Statements of Changes in Unitholders’ Equity.

The statement of cash flows on page F-15 has been revised to reflect the non-cash portion of the capital contribution.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	American Gas & Technology LP BF Borgers CPA PC